**ATCO**
GROUP

*Corporate Office*

*Telephone: (403) 292-7547*
*Fax: (403) 292-7623*
*email: ingrid.dunn@atco.com*


05009327

June 20, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL RECEIVED PROCESSING SECTION
JUN 2 3 2005
183
WASH. D.C.

**ATCO Ltd.**
**File No.: 82-34745**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated June 20, 2005, ATCO Frontec Awarded New Nato Contract

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Dunn

PROCESSED
JUN 3 0 2005
THOMSON
FINANCIAL

Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

dw 6/29

Enclosure(s)



# News Release

June 20, 2005

## ATCO FRONTEC AWARDED NEW NATO CONTRACT
## Operations Support for Peacekeepers in Northwestern Bosnia

CALGARY, Alberta -- ATCO Frontec has been awarded a second contract from NATO Maintenance and Supply Agency in Luxembourg to provide the operations and maintenance of communications information systems in Bosnia. The contract expands ATCO Frontec's presence supporting NATO, the European Union military and peacekeeping activities overseas.

ATCO Frontec will support the CRISIS Network of the Multi-National Task Force North West headquartered in Banja Luka, which provides classified and non-classified communication of data between task force command and its multi-national units stationed at four remote locations throughout northwestern Bosnia.

Members of the Task Force are primarily British and Dutch military forces supporting on-going peacekeeping operations as part of NATO Stabilization and European Union Force (EUFOR) efforts.

The one-year contract, with two one-year renewal options, is similar to ATCO Frontec's existing operations and maintenance contract supporting NATO/EUFOR headquarters in Sarajevo and remote locations in the Mostar and Tusla regions of Bosnia. ATCO Frontec will provide management and technician support and communications and information services including: ADP maintenance, help desk, system administration and mobile repair team services.

"The superior performance of ATCO Frontec has led to this new contract and expands the quality services we offer in support of peacekeeping in Bosnia," said Harry Wilmot, President, ATCO Frontec. "This contract builds on our expertise and demonstrates our ability to support peacekeeping operations."

Since 2000, ATCO Frontec has gained extensive experience and expertise in the Balkans region supporting the Canadian Forces, NATO and EUFOR. Recently, the Company was selected as the prime contractor to provide communications and information services, facilities operation and maintenance, vehicle and equipment maintenance and engineering support services to the Kabul Afghanistan International Airport, as part of NATO's International Assistance Force.

ATCO Frontec provides site support services and facilities management to the defence, peacekeeping, transportation, telecommunications and resource sectors. For further information regarding ATCO Frontec, please visit www.atcofrontec.com.

ATCO Frontec is a member of the ATCO Group – a worldwide organization of companies with over 7,000 employees actively engaged in Utilities, Power Generation and Global Enterprises.

For further information please contact:
Harry Wilmot
President
ATCO Frontec
(403) 245-7748